Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 30, 2017 - 9:30 A.M. (Eastern)
TORONTO, ONTARIO

VOTING RESULTS:
This report on the voting results of the 161st annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: http://www.td.com/document/PDF/investor/2017/E-Circular-2017.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes	Votes Withheld	% Votes
			For		Withheld
	William E. Bennett	964,032,828	99.6	3,782,747	0.4
	Amy W. Brinkley	965,894,854	99.8	1,920,104	0.2
	Brian C. Ferguson	956,014,611	98.8	11,800,346	1.2
	Colleen A. Goggins	966,128,627	99.8	1,686,949	0.2
	Mary Jo Haddad	965,413,173	99.8	2,401,785	0.2
	Jean-René Halde	965,779,112	99.8	2,035,819	0.2
	David E. Kepler	966,193,962	99.8	1,621,613	0.2
	Brian M. Levitt	966,269,798	99.8	1,545,160	0.2
	Alan N. MacGibbon	966,328,185	99.8	1,486,773	0.2
	Karen E. Maidment	965,272,820	99.7	2,542,756	0.3
	Bharat B. Masrani	966,237,552	99.8	1,577,406	0.2
	Irene R. Miller	964,362,796	99.6	3,452,162	0.4
	Nadir H. Mohamed	965,959,753	99.8	1,855,823	0.2
	Claude Mongeau	950,942,946	98.3	16,868,265	1.7

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	1,005,312,857	99.3	6,824,906		0.7

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	916,692,591	94.7	51,095,725		5.3

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4 to 10 below:

4 .	Shareholder Proposal A - Presence in tax havens

	Votes For	% Votes For	Votes Against	% Votes Against
	10,919,269	1.1	951,610,205	98.9

	Votes Abstained*
	5,248,876

5 .	Shareholder Proposal B - CEO compensation and job losses

	Votes For	% Votes For	Votes Against	% Votes Against
	19,678,900	2.0	943,475,442	98.0

	Votes Abstained*
	4,635,808

6 .	Shareholder Proposal C - A major threat: uberization of banks

	Votes For	% Votes For	Votes Against	% Votes Against
	9,421,796	1.0	954,858,445	99.0

	Votes Abstained*
	3,508,372

7 .	Shareholder Proposal D - Binding vote on executive compensation

	Votes For	% Votes For	Votes Against	% Votes Against
	16,921,812	1.8	947,212,404	98.2

	Votes Abstained*
	3,661,973

8 .	Shareholder Proposal E - Shareholder approval of future retirement and severance arrangements

	Votes For	% Votes For	Votes Against	% Votes Against
	28,964,400	3.0	934,109,619	97.0

	Votes Abstained*
	4,720,032

9 .	Shareholder Proposal F - Amendment to articles regarding board size and vacancies

	Votes For	% Votes For	Votes Against	% Votes Against
	15,153,820	1.6	949,010,943	98.4

	Votes Abstained*
	3,628,827

10 .	Shareholder Proposal G - Take the steps necessary to adopt a proxy access bylaw

	Votes For	% Votes For	Votes Against	% Votes Against
	503,600,002	52.2	460,710,709	47.8

	Votes Abstained*
	3,483,088

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.